Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2016

Highlights

For the three months ended June 30, 2016, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly revenues of $43.1 million, operating income of $20.2 million and net income of $11.6 million.

•	Generated highest ever quarterly Adjusted EBITDA of $34.1 million.[1]

•	Generated highest ever quarterly distributable cash flow of $18.5 million[1] with a distribution coverage ratio of 1.23.[2]

•	Achieved strong operational performance with 99.9% utilization of the fleet.

In addition:

•	On June 30, 2016, the Partnership entered into an amended and restated senior secured credit facility, which includes a new revolver facility tranche of $15 million, in order to further strengthen the balance sheet and increase financial flexibility.

•	On May 18, 2016, the Partnership’s subordinated units, all of which were held by Knutsen NYK Offshore Tankers (“Knutsen NYK”), were converted to common units on a one-for one basis.

•	Due to the increase in the price of the Partnership’s common units from $16.40 on March 31, 2016 to $18.56 on June 30, 2016, the Partnership and the Partnership’s general partner elected not to repurchase any common units under the common unit repurchase program during the second quarter of 2016.

Subsequent events:

•	On July 15, 2016, the Partnership declared a cash distribution of $0.52 per unit with respect to the quarter ended June 30, 2016 to be paid on August 15, 2016 to unitholders of record as of the close of business on August 3, 2016.

Financial Results Overview

Total revenues were $43.1 million for the three months ended June 30, 2016 (the “second quarter”) compared to $42.0 million for the three months ended March 31, 2016 (the “first quarter”), an increase of $1.1 million. The increase was mainly due to a full quarter of earnings from the Bodil Knutsen as the vessel incurred 21 days of off-hire during the first quarter in connection with its scheduled drydocking.

Vessel operating expenses for the second quarter of 2016 were $8.0 million, compared to $7.6 million in the first quarter. General and administrative expenses were $0.9 million for the second quarter of 2016, a decrease of $0.4 million compared to the first quarter of 2016 mainly due to year end close expenses in the first quarter.

As a result, operating income for the second quarter of 2016 was $20.2 million compared to $19.2 million in the first quarter of 2016.

Net income for the three months ended June 30, 2016 was $11.6 million compared to $10.7 million for the three months ended March 31, 2016. Net income was impacted by the recognition of realized and unrealized losses on derivative instruments of $3.2 million in the second quarter of 2016, consistent with realized and unrealized losses on derivative instruments of $3.2 million in the first quarter of 2016. The unrealized non-cash element of the mark-to-market losses was a $1.6 million loss for the three months ended June 30, 2016 and a $2.3 million loss for the three months ended March 31, 2016. Of the unrealized loss for the second quarter of 2016, $1.5 million related to mark-to-market losses on interest rate swaps due to a decrease in long term interest rates.

[1]	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.
[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Net income for the three months ended June 30, 2016 increased by $4.7 million compared to net income for the three months ended June 30, 2015. The increase was primarily due to (i) an increase in operating income of $2.8 million due to earnings from the Dan Sabia and the Ingrid Knutsen being included in the Partnership’s results of operations from June 15, 2015 and October 15, 2015, respectively, (ii) a $6.2 million goodwill impairment charge during the three months ended June 30, 2015 and (iii) a $4.5 million increase in total finance expense primarily caused by a $3.2 million realized and unrealized loss on derivative instruments in the three months ended June 30, 2016 compared to a $0.3 million realized and unrealized gain on derivative instruments in the three months ended June 30, 2015.

All ten of the Partnership’s vessels operated well throughout the second quarter of 2016 with 99.9% utilization of the fleet.

Distributable cash flow was $18.5 million for the second quarter of 2016, compared to $17.9 million for the first quarter of 2016. The increase in the distributable cash flow is mainly due to increased earnings from the Bodil Knutsen as a result of its drydocking during the first quarter. The distribution declared for the second quarter of 2016 was $0.52 per unit, equivalent to an annualized distribution of $2.08.

Amended and Restated Credit Facility

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Partnership’s original $240 million senior syndicated secured loan facility secured by the shuttle tankers Bodil Knutsen, Carmen Knutsen and Windsor Knutsen. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. The other material terms from the original $240 million facility remain unaltered, including the margin on the original $20 million revolving credit facility, which remains 2.125%.

Financing and Liquidity

As of June 30, 2016, the Partnership had $55.7 million in available liquidity which consisted of cash and cash equivalents of $25.7 million and an undrawn revolving credit facility of $30 million. The undrawn revolving credit facility is available until June 10, 2019. The Partnership’s total interest bearing debt outstanding as of June 30, 2016 was $648.5 million ($652.0 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended June 30, 2016 was approximately 2.3% over LIBOR.

As of June 30, 2016, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against the NOK at an average exchange rate of NOK 8.36 per 1.0 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of June 30, 2016, the Partnership had entered into various interest rate swap agreements for a total notional amount of $407.7 million to hedge against the interest rate risks of its variable rate borrowings. In March 2016, the Partnership extended $125 million of interest swap agreements and in April 2016, extended an additional $25 million of interest swap agreements. These $150 million of interest rate swaps have an average interest rate of 1.4% and extended the tenor of the Partnership’s existing interest rate swaps by an average of 2.3 years from the second half of 2018 to the second half of 2020. As of June 30, 2016, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.54% under its interest rate swap agreements, which have an average maturity of approximately 3.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2016, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $218.6 million based on total interest bearing debt outstanding of $652.0 million, less interest rate swaps of $407.7 million and less cash and cash equivalents of $25.7 million.

The Partnership’s outstanding interest bearing debt of $652.0 million as of June 30, 2016 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2016	$30,042	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$246,503	$405,545

Outlook

To date, during the third quarter of 2016, utilization of the Partnership’s fleet has been 100%. Operating income is expected to be at same level as in the second quarter of 2016, as there is no further scheduled off-hire for any of the Partnership’s vessels for the remainder of 2016.

As of June 30, 2016, the Partnership’s fleet of ten vessels had an average remaining fixed contract duration of 5.1 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.5 years on average.

The Partnership has or expects to receive options to acquire five vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement entered into in connection with the Partnership’s initial public offering (“IPO”). One of these vessels, the Raquel Knutsen, delivered in 2015 and is chartered to Repsol Sinopec Brazil under a time charter that expires in 2025, with options to extend until 2030. Four vessels are under construction in South Korea and China. As of June 30, 2016, the average remaining fixed contract duration for these five vessels is 5.8 years. In addition, the charterers have options to extend these charters by 11.2 years on average.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there may be opportunities for growth of the Partnership, which may include current identified acquisition candidates, and that the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future developments will influenced by the rate of growth of offshore oil production activities when the existing projects are completed.

The Board is pleased with the results of operations of the Partnership for the quarter ended June 30, 2016.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of ten offshore shuttle tankers with an average age of 4.6 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 11, 2016 at noon (Eastern Time) to discuss the results for the second quarter of 2016, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website:

www.knotoffshorepartners.com

August 10, 2016

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(USD in thousands)	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Time charter and bareboat revenues (1)	$42,864	$41,826	$36,981	$84,690	$73,052
Other income (2)	199	200	2	399	151

Total revenues	43,063	42,026	36,983	85,089	73,203

Vessel operating expenses	7,975	7,647	7,164	15,622	13,971
Depreciation	13,913	13,892	11,560	27,805	22,960
General and administrative expenses	948	1,308	984	2,256	2,052
Goodwill impairment charge	—	—	6,217	—	6,217

Total operating expenses	22,836	22,847	25,925	45,683	45,200

Operating income	20,227	19,179	11,058	39,406	28,003
Finance income (expense):
Interest income	0	2	2	3	3
Interest expense	(5,055)	(5,029)	(4,212)	(10,084)	(8,398)
Other finance expense	(334)	(267)	(79)	(601)	(99)
Realized and unrealized gain (loss) on derivative instruments (3)	(3,176)	(3,184)	253	(6,360)	(5,370)
Net gain (loss) on foreign currency transactions	(82)	(35)	(132)	(117)	(60)

Total finance expense	(8,646)	(8,513)	(4,168)	(17,159)	(13,924)

Income before income taxes	11,581	10,666	6,890	22,247	14,079
Income tax benefit (expense)	(3)	(3)	(3)	(6)	(6)

Net income	$11,578	$10,663	$6,887	$22,241	$14,073

Weighted average units outstanding (in thousands of units):
Common units (4)	22,581	18,627	15,346	20,604	14,581
Subordinated units (4)	4,613	8,568	8,568	6,590	8,568
General partner units	559	559	488	559	472

(1)	Time charter revenues for the second and first quarter of 2016 include a non-cash item of approximately $1.0 million and $1.3 million, respectively in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen based on average charter rate for the fixed period. Time charter revenues for the second quarter of 2015 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire.
(2)	Other income for the second and first quarter of 2016 is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months end June 30, 2016 includes realized losses of $1.6 million and unrealized losses of $1.6 million. Of the net unrealized loss for this quarter, a $0.1 million loss relates to foreign exchange contracts and hedging operational costs in NOK.
The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended March 31, 2016 includes realized losses of $0.9 million and unrealized losses of $2.3 million. Of the net unrealized loss for this quarter, $2.1 million gain relates to foreign exchange contracts and hedging operational costs in NOK.
(4)	On May 18, 2016 all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At June 30, 2016	At December 31, 2015
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$25,667	$23,573
Amounts due from related parties	25	58
Inventories	774	849
Derivative assets	232	—
Other current assets (1)	1,705	1,800

Total current assets	28,403	26,280

Long-term assets:
Vessels and equipment:
Vessels	1,351,838	1,351,219
Less accumulated depreciation	(183,598)	(158,292)

Net property, plant, and equipment	1,168,240	1,192,927

Derivative assets	—	695
Accrued income	706	—

Total assets	$1,197,349	$1,219,902

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,949	$1,995
Accrued expenses	3,469	3,888
Current portion of long-term debt (1)	53,888	48,535
Derivative liabilities	3,747	5,138
Income taxes payable	18	249
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	6,999	3,365
Amount due to related parties	492	848

Total current liabilities	72,080	65,536

Long-term liabilities:
Long-term debt (1)	594,621	619,187
Derivative liabilities	6,028	1,232
Contract liabilities	8,998	9,757
Deferred tax liabilities	919	877
Other long-term liabilities	1,799	2,543

Total liabilities	684,445	699,132

Equity:
Partners’ equity:
Common unitholders	502,756	411,317
Subordinated unitholders	—	99,158
General partner interest	10,148	10,295

Total partners’ equity	512,904	520,770

Total liabilities and equity	$1,197,349	$1,219,902

(1)	Effective January 1, 2016, the Partnership implemented ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. The new guidance is applied retrospectively for all periods presented. As of June 30, 2016 and December 31, 2015 the carrying amount of the deferred debt issuance cost was $3.5 million and $4.0 million, respectively.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
(USD in thousands)	2016	2015
Cash flows provided by operating activities:
Net income	$22,241	$14,073
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	27,805	22,960
Amortization of contract intangibles / liabilities	(759)	(759)
Amortization of deferred revenue	(886)	(957)
Amortization of deferred debt issuance cost	573	570
Goodwill impairment charge	—	6,217
Drydocking expenditure	(2,595)	—
Income tax expense	6	6
Income taxes paid	(241)	(336)
Unrealized (gain) loss on derivative instruments	3,868	3,011
Unrealized (gain) loss on foreign currency transactions	63	(46)
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	33	968
Decrease (increase) in inventories	75	124
Decrease (increase) in other current assets	94	(1,903)
Increase (decrease) in trade accounts payable	(87)	825
Increase (decrease) in accrued expenses	(419)	567
Decrease (increase) in accrued revenue	(706)	—
Increase (decrease) prepaid revenue	3,776	432
Increase (decrease) in amounts due to related parties	(356)	(1,625)

Net cash provided by operating activities	52,485	44,127

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(521)	(770)
Acquisition of Dan Sabia (net of cash acquired)	—	(36,843)

Net cash used in investing activities	(521)	(37,613)

Cash flows from financing activities:
Proceeds from long-term debt	5,000	—
Repayment of long-term debt	(24,642)	(46,859)
Repayment of long-term debt from related parties	—	(12,000)
Payment on debt issuance cost	(144)	(8)
Cash distribution	(30,107)	(23,514)
Proceeds from public offering, net of underwriters’ discount	—	116,924
Offering cost	—	(321)

Net cash provided by (used in) financing activities	(49,893)	34,222

Effect of exchange rate changes on cash	23	(79)
Net increase in cash and cash equivalents	2,094	40,657
Cash and cash equivalents at the beginning of the period	23,573	30,746

Cash and cash equivalents at the end of the period	$25,667	$71,403

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2016 (unaudited)	Three Months Ended March 31, 2016 (unaudited)
Net income	$11,578	$10,663
Add:
Depreciation	13,913	13,892
Other non-cash items; deferred costs amortization debt	287	287
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	1,608	4,348
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(7,894)	(7,894)
Other non-cash items; deferred revenue and accrued income	(1,032)	(1,319)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	—	(2,089)

Distributable cash flow	$18,460	$17,888
Distributions declared	$15,027	$15,095

Distribution coverage ratio (1)	1.23	1.19

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2016 (unaudited)	Three Months Ended March 31, 2016 (unaudited)
Net income	$11,578	$10,663
Interest income	—	(2)
Interest expense	5,055	5,029
Depreciation	13,913	13,892
Income tax benefit	3	3
EBITDA	30,549	29,585
Other financial items (a)	3,592	3,486

Adjusted EBITDA	$34,141	$33,071

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.